# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Modular Medical, Inc., CIK 0001074871
CUSIP: 60785L207
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 10740 THORNMINT ROAD, SAN DIEGO, California (CA), 92127
Date of event which requires filing of this statement: 03/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001404574

## Reporting persons
- 683 Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,277,156; sole dispositive power 0; shared dispositive power 8,277,156; aggregate amount beneficially owned 8,277,156 (5.52% of the class)
- 683 Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,277,156; sole dispositive power 0; shared dispositive power 8,277,156; aggregate amount beneficially owned 8,277,156 (5.52% of the class)
- Ari Zweiman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,277,156; sole dispositive power 0; shared dispositive power 8,277,156; aggregate amount beneficially owned 8,277,156 (5.52% of the class)

## Item 1. Issuer
Name of issuer: Modular Medical, Inc.
Address of issuer's principal executive offices:
10740 THORNMINT ROAD, SAN DIEGO, CALIFORNIA
92127

## Item 2. Person Filing
Name of person filing:
683 Capital Management, LLC

683 Capital Partners, LP

Ari Zweiman
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 1700 Broadway, Suite 4200, New York, New York 10019.
Citizenship:
683 Capital Management, LLC - DELAWARE

683 Capital Partners, LP - DELAWARE

Ari Zweiman - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of March 10, 2026, 683 Capital Partners, LP beneficially owned 4,250,000 Common Shares and warrants to purchase 4,027,156 shares of Common Stock which are currently exercisable.

683 Capital Management, LLC, as the investment manager of 683 Capital Partners, LP, may be deemed to have beneficially owned the 4,250,000 Common Shares and warrants to purchase 4,027,156 shares of Common Stock beneficially owned by 683 Capital Partners, LP.

Ari Zweiman, as the Managing Member of 683 Capital Management, LLC, may be deemed to have beneficially owned the 4,250,000 Common Shares and warrants to purchase 4,027,156 shares of Common Stock beneficially owned by 683 Capital Management, LLC.

The following percentage is based on 145,810,797 Common Shares outstanding as of March 4, 2026, as disclosed in the Issuer's Prospectus pursuant to Rule 424(b)(4) filed on March 4, 2026 plus 4,027,156 shares of Common Stock issuable upon exercise of currently exercisable warrants held by the Reporting Persons.

As of March 10, 2026, the Reporting Persons may be deemed to have beneficially owned approximately 5.52% of the outstanding Common Shares.
Percent of class: 5.52
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Shares of Modular Medical, Inc. dated as of March 10, 2026, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

Dated: March 10, 2026

683 CAPITAL MANAGEMENT, LLC

By: /s/ Ari Zweiman
Ari Zweiman,
Managing Member

683 CAPITAL PARTNERS, LP

By: /s/ Ari Zweiman
Ari Zweiman,
Authorized Person

/s/ Ari Zweiman
Ari Zweiman

## Signatures
- 683 Capital Management, LLC: Ari Zweiman, Managing Member (03/10/2026)
- 683 Capital Partners, LP: Ari Zweiman, Authorized Person (03/10/2026)
- Ari Zweiman: Ari Zweiman, Self (03/10/2026)